UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Results for the First Quarter of 2023

GUADALAJARA, Mexico, April 17, 2023 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the first quarter ended March 31, 2023 (1Q23). Figures are unaudited and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 1Q23 vs. 1Q22

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 1,477.4 million, or 29.4%. Total revenues increased by Ps. 2,327.3 million, or 38.7%.

  Cost of services increased by Ps. 213.1 million, or 28.3%.

  Income from operations increased by Ps. 934.2 million, or 29.7%.

  EBITDA increased by Ps. 987.7 million, or 26.6%, an increase from Ps. 3,708.4 million in 1Q22 to Ps. 4,696.1 million in 1Q23. EBITDA margin (excluding the effects of IFRIC-12) went from 73.8% in 1Q22 to 72.3% in 1Q23.

  Comprehensive income decreased by Ps. 91.1 million, or 4.1%, from an income of Ps. 2,240.9 million in 1Q22 to an income of Ps. 2,149.9 million in 1Q23.

Company’s Financial Position:

During 1Q23, results were significantly better than 1Q22, with an increase of 29.4% in aeronautical and non-aeronautical revenues. The Company generated positive EBITDA of Ps. 4,696.1 million, an increase of 26.6% compared to 1Q22.

In 1Q23, the generation of positive net cash flow from operating activities continued for Ps. 4,045.7 million. The Company reported a financial position of cash and cash equivalents as of March 31, 2023, of Ps. 18,890.8 million. In 1Q23, the Company drawdown Ps. 1,000.0 million from a credit facility and issued long-term bond certificates worth Ps.5,400 million. The proceeds will be used to capital investments in the Mexican airports and to pay the bond certificate “GAP 20-2” maturing on June 22, 2023.

Passenger Traffic

During 1Q23, total passengers at the Company’s 14 airports increased by 3,011.5 thousand passengers, an increase of 23.9%, compared to 1Q22.

During 1Q23, the following new routes were opened:

Domestic:

Airline	Departure	Arrival	Opening date	Frequencies
Aeromexico	Guadalajara	Monterrey	January 13, 2023	3 daily

Note: Frequencies can vary without prior notice.

International:

Airline	Departure	Arrival	Opening date	Frequencies
Flair	Puerto Vallarta	Abbotsford	January 10, 2023	2 weekly
Sun Country	Puerto Vallarta	Indiannapolis	January 27, 2023	3 weekly
Frontier	Montego Bay	St. Louis	February 23, 2023	3 weekly
Frontier	Montego Bay	Denver	February 24, 2023	3 weekly
Frontier	Montego Bay	Chicago - MDW	February 25, 2023	1 weekly

Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	1Q22	1Q23	Change
Guadalajara	2,360.4	2,958.8	25.4%
Tijuana*	1,820.9	2,066.4	13.5%
Los Cabos	512.8	670.6	30.8%
Puerto Vallarta	498.8	639.7	28.2%
Montego Bay	0.0	0.0	0.0%
Guanajuato	382.3	507.3	32.7%
Hermosillo	383.2	474.0	23.7%
Kingston	0.17	0.19	9.2%
Mexicali	290.2	346.6	19.4%
Morelia	147.6	186.8	26.6%
La Paz	238.2	226.6	(4.9%)
Aguascalientes	158.0	150.6	(4.6%)
Los Mochis	96.1	94.3	(1.8%)
Manzanillo	24.0	27.1	12.9%
Total	6,912.7	8,348.9	20.8%

*Cross Border Xpress (CBX) users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	1Q22	1Q23	Change
Guadalajara	969.9	1,216.1	25.4%
Tijuana*	923.2	1,047.6	13.5%
Los Cabos	1,124.8	1,381.2	22.8%
Puerto Vallarta	1,061.0	1,378.1	29.9%
Montego Bay	928.1	1,351.0	45.6%
Guanajuato	175.5	207.4	18.2%
Hermosillo	18.6	19.1	2.5%
Kingston	268.2	394.1	47.0%
Mexicali	1.2	1.5	29.2%
Morelia	116.3	151.5	30.3%
La Paz	7.5	3.7	(50.7%)
Aguascalientes	47.1	60.2	27.7%
Los Mochis	1.7	1.8	1.2%
Manzanillo	25.6	30.8	20.0%
Total	5,668.7	7,244.1	27.8%

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	1Q22	1Q23	Change
Guadalajara	3,330.3	4,174.9	25.4%
Tijuana*	2,744.1	3,114.0	13.5%
Los Cabos	1,637.6	2,051.8	25.3%
Puerto Vallarta	1,559.8	2,017.8	29.4%
Montego Bay	928.1	1,351.0	45.6%
Guanajuato	557.9	714.7	28.1%
Hermosillo	401.8	493.1	22.7%
Kingston	268.3	394.3	46.9%
Mexicali	291.4	348.1	19.5%
Morelia	263.9	338.3	28.2%
La Paz	245.6	230.3	(6.3%)
Aguascalientes	205.1	210.8	2.8%
Los Mochis	97.8	96.1	(1.8%)
Manzanillo	49.6	57.9	16.6%
Total	12,581.4	15,593.0	23.9%

*CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	1Q22	1Q23	Change
Tijuana	917.4	1,039.4	13.3%

Consolidated Results for the First Quarter of 2023 (in thousands of pesos):

	1Q22	1Q23	Change
Revenues
Aeronautical services	3,854,232	5,028,675	30.5%
Non-aeronautical services	1,167,912	1,470,883	25.9%
Improvements to concession assets (IFRIC-12)	990,454	1,840,362	85.8%
Total revenues	6,012,599	8,339,920	38.7%

Operating costs
Costs of services:	753,524	966,638	28.3%
Employee costs	288,518	396,934	37.6%
Maintenance	125,030	145,667	16.5%
Safety, security & insurance	126,174	167,478	32.7%
Utilities	96,081	104,251	8.5%
Other operating expenses	117,721	152,308	29.4%

Technical assistance fees	174,146	222,238	27.6%
Concession taxes	399,766	609,394	52.4%
Depreciation and amortization	564,533	618,071	9.5%
Cost of improvements to concession assets (IFRIC-12)	990,454	1,840,362	85.8%
Other (income)	(13,711)	5,144	(137.5%)
Total operating costs	2,868,712	4,261,847	48.6%
Income from operations	3,143,886	4,078,073	29.7%
Financial Result	(272,946)	(674,299)	147.0%
Income before income taxes	2,870,940	3,403,774	18.6%
Income taxes	(543,489)	(838,542)	54.3%
Net income	2,327,451	2,565,232	10.2%
Currency translation effect	(178,331)	(432,775)	142.7%
Cash flow hedges, net of income tax	91,752	17,173	(81.3%)
Remeasurements of employee benefit – net income tax	102	281	175.5%
Comprehensive income	2,240,974	2,149,911	(4.1%)
Non-controlling interest	(19,026)	(3,861)	(79.7%)
Comprehensive income attributable to controlling interest	2,221,948	2,146,050	(3.4%)

	1Q22	1Q23	Change
EBITDA	3,708,419	4,696,144	26.6%
Comprehensive income	2,240,974	2,149,911	(4.1%)
Comprehensive income per share (pesos)	4.3896	4.2549	(3.1%)
Comprehensive income per ADS (US dollars)	2.4353	2.3606	(3.1%)

Operating income margin	52.3%	48.9%	(6.5%)
Operating income margin (excluding IFRIC-12)	62.6%	62.7%	0.2%
EBITDA margin	61.7%	56.3%	(8.7%)
EBITDA margin (excluding IFRIC-12)	73.8%	72.3%	(2.2%)
Costs of services and improvements / total revenues	29.0%	33.7%	16.0%
Cost of services / total revenues (excluding IFRIC-12)	15.0%	14.9%	(0.9%)

- Net income and comprehensive income per share for 1Q23 were calculated based on 505,277,464 shares outstanding as of March 31, 2023 and for 1Q22 were calculated based on 510,520,111 shares outstanding as of March 31, 2022. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 18.0250 per U.S. dollar (the noon buying rate on March 31, 2023, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of our Jamaican airports, the average three-month exchange rate of Ps. 18.7020 per U.S. dollar for the three months ended March 31, 2023 was used.

Revenues (1Q23 vs. 1Q22)

  Aeronautical services revenues increased by Ps. 1,174.4 million, or 30.5%.
  Non-aeronautical services revenues increased by Ps. 303.0 million, or 25.9%.
  Revenues from improvements to concession assets increased by Ps. 849.9 million, or 85.8%.
  Total revenues increased by Ps. 2,327.3 million, or 38.7%.
  The change in aeronautical services revenues was primarily due to the following factors:

    Revenues at our Mexican airports increased by Ps. 994.1 million or 30.2% compared to 1Q22, mainly due to the 21.6% increase in passenger traffic and the adjustment in maximum rates because of inflation.

    Revenues from Jamaican airports increased by Ps. 180.3 million, or 32.0%, compared to 1Q22. This was mainly due to the 45.9% increase in passenger traffic. During 1Q23, there was an 8.9% appreciation of the peso versus the U.S. dollar, compared to 1Q22, which went from an average exchange rate of Ps. 20.5229 in 1Q22 to Ps. 18.7020 in 1Q23, which represented a decrease in revenues in pesos.
  The change in non-aeronautical services revenues was primarily driven by the following factors:

    Revenues at our Mexican airports increased by Ps. 251.3 million, or 26.0%, compared to 1Q22. Revenues from businesses operated by third parties increased by Ps. 131.1 million, or 20.0%, mainly due to the passenger traffic recovery, the opening of new commercial spaces, and the renegotiation of contracts conditions. The business lines that grew the most were food and beverages, retail, leasing of spaces, car rentals, duty-free stores, and ground transportation, all of which increased by Ps. 128.9 million, or 23.9%. Revenues from businesses operated directly by us increased by Ps. 115.1 million, or 42.7%, while the recovery of costs increased by Ps. 5.1 million, or 12.3%.

    Revenues from the Jamaican airports increased by Ps. 51.7 million, or 26.0%, compared to 1Q22. The business lines that grew the most were duty-free stores, retail, food and beverages, and leasing of spaces, all of which increased by Ps. 48.6 million, or 28.8%. Revenues in U.S. dollars increased by US$ 3.6 million, or 36.9%.
	1Q22	1Q23	Change
Businesses operated by third parties:
Duty-free	169,159	238,448	41.0%
Food and beverage	161,984.1	194,585.2	20.1%
Retail	134,444	171,134	27.3%
Car rentals	129,819	143,408	10.5%
Leasing of space	65,209	85,020	30.4%
Time shares	61,182	57,364	(6.2%)
Ground transportation	42,460	50,721	19.5%
Other commercial revenues	48,521	43,711	(9.9%)
Communications and financial services	25,478	29,613	16.2%
Total	838,256	1,014,002	21.0%

Businesses operated directly by us:
Car parking	115,520	166,757	44.4%
VIP lounges	80,435	106,045	31.8%
Advertising	65,017	98,220	51.1%
Convenience stores	15,314	26,628	73.9%
Total	276,286	397,650	43.9%
Recovery of costs	53,370	59,229	11.0%
Total Non-aeronautical Revenues	1,167,912	1,470,883	25.9%

Commercial Revenue	1,114,542	1,411,652	27%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets1

  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 849.9 million, or 85.8%, compared to 1Q22. The change was composed of:
  Improvements to concession assets at the Company’s Mexican airports, which increased by Ps. 866.8 million, or 90.7%, due to increased investments under the Master Development Program for 2020-2024 period.

  Improvements to concession assets at the Company’s Jamaican airports, which decreased Ps. 16.9 million, or 48.5%.

_____________________________

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 1,393.1 million, or 48.6%, compared to 1Q22, mainly due to the increase from costs of improvements to concession assets (IFRIC-12) by Ps. 849.9 million, or 85.8%, as well as an increase of Ps. 213.1 million, or 28.3%, in the cost of services, a combined increase of Ps. 257.7 million or 44.9%, in concession taxes and technical assistance fees, and a Ps. 53.5 million, or 9.5%, increase in depreciation and amortization (excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased Ps. 543.2 million, or 28.9%).

This increase in total operating costs was primarily due to the following factors:

Mexican airports:

  Operating costs increased by Ps. 1,256.6 million, or 53.8%, compared to 1Q22, primarily due to a Ps. 866.8 million, or 90.7%, increase in the cost of improvements to the concession assets (IFRIC-12), Ps. 223.8 million, or 39.3%, increase in the cost of services, a combined Ps. 105.4 million, or 27.9%, increase in technical assistance fees and concession taxes, and a Ps. 51.7 million, or 11.8%, increase in depreciation and amortization (excluding the cost of improvements to the concession assets (IFRIC-12), operating costs increased by Ps. 389.8 million or 28.2%).

The change in the cost of services at our Mexican airports during 1Q23 was mainly due to:

  Employee costs increased Ps. 110.3 million, or 46.5%, compared to 1Q22, mainly due to the hiring of 327 additional personnel during 2022 and during the 1Q23, as well as the adjustments in salaries and cost related to changes in Labor Law.
  Other operating expenses increased Ps. 42.7 million, or 45.2%, compared to 1Q22, mainly due to a combined increase of Ps. 34.5 million in the cost of goods and services for our VIP lounges and convenience stores, due to the increase in sales of these business lines, the increase in FBO services, professional fees, allowance for credit losses and travel expenses.
  Safety, security, and insurance costs increased Ps. 36.8 million, or 39.9%, compared to 1Q22, mainly due to an increase in the number of security staff and the opening of additional operational areas.
  Maintenance costs increased by Ps. 17.3 million, or 17.9%, compared to 1Q22, mainly due the expansion of the terminal and airfield.

Jamaican Airport:

  Operating costs increased by Ps. 136.6 million, or 25.7%, compared to 1Q22, mainly due to a Ps. 152.3 million, or 77.9%, increase in concession taxes, offset by the decrease in the cost of improvements to concession assets (IFRIC-12) by Ps.16.9 million, or 48.5% and the decrease in cost of services by Ps. 9.7 million, or 5.8%.

Operating income margin went from 52.3% in 1Q22 to 48.9% in 1Q23. Excluding the effects of IFRIC-12, operating income margin went from 62.6% in 1Q22 to 62.7% in 1Q23. Income from operations increased by Ps. 934.2 million, or 29.7%, compared to 1Q22.

EBITDA margin went from 61.7% in 1Q22 to 56.3% in 1Q23. Excluding the effects of IFRIC-12, EBITDA margin went from 73.8% in 1Q22 to 72.3% in 1Q23. The nominal value of EBITDA increased by Ps. 987.7 million, or 26.6%, compared to 1Q22.

Financial result increased by Ps. 401.4 million, or 147.0%, from a net expense of Ps. 272.9 million in 1Q22 to a net expense of Ps. 674.3 million in 1Q23. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from an income of Ps. 52.7 million in 1Q22 to a loss of Ps. 166.9 million in 1Q23. This generated a foreign exchange loss of Ps. 219.7 million. This was mainly due to the appreciation of the peso. Currency translation effect income decreased Ps. 254.4 million, compared to 1Q22.

  Interest expenses increased by Ps. 336.9 million, or 71.2%, compared to 1Q22, mainly due to higher debt as a result of the issuance of long-term debt securities and the drawdown of credit lines, as well as the increase in interest rates.

  Interest income increased by Ps. 155.4 million, or 105.1%, compared to 1Q22, mainly due to an increase in the reference interest rates.

In 1Q23, comprehensive income decreased by Ps. 91.1 million, or 4.1%, compared to 1Q22. Income before taxes increased by Ps. 532.8 million, mainly due to the increase in traffic, the increase in maximum rates due to inflation and the commercial strategy. This growth generated an increase in income taxes of Ps. 295.1 million. However, net and comprehensive income decreased mainly due to the decrease of the effect of foreign currency translation in Ps. 254.4 million, and a decrease in cash flow hedges for Ps. 74.6 million.

During 1Q23, net income increased by Ps. 237.8 million, or 10.2%, compared to 1Q22. Income taxes increased by Ps. 219.0 million and the benefit for deferred taxes decreased by Ps. 76.1 million, mainly due to a decrease in the inflation rate, from 2.4% in 1Q22 to 1.7% in 1Q23.

Statement of Financial Position

Total assets as of March 31, 2023 increased by Ps. 9,649.3 million compared to March 31, 2022, primarily due to the following items: (i) a Ps. 5,965.3 million increase in net improvements to concession assets; and (ii) a Ps. 2,053.9 million combined increase in net machinery, equipment and leasehold improvements, and advances to suppliers, iii) a Ps. 1,991.0 million increase in cash and cash equivalents. This increase was partially offset by a decrease of Ps. 521.2 million in other current assets, among others.

Total liabilities as of March 31, 2023 increased by Ps. 9,841.5 million compared to March 31, 2022. This increase was primarily due to the following items: (i) issuance of Ps. 5,857.6 million (net) in long-term debt securities, (ii) Ps. 4,000.0 million in bank loans, and (iii) Ps. 204.6 million in income taxes payable. This increase was partially offset by decrease of: (i) Ps. 133.0 million in deferred taxes, among others.

Recent events

On March 28, 2023, the Mexican President presented to Congress an initiative to reform various federal laws. The bill provides, among others, additional grounds for the Mexican government to revoke concessions and permits. It also provides a mechanism to speed up private property expropriation by the state. It is unclear whether Congress will pass this bill and, if passed, the impact it could have on the Mexican economy and the Company's operations.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	1Q22	1Q23	Change
Guadalajara
Aeronautical services	979,945	1,309,231	33.6%
Non-aeronautical services	205,437	241,673	17.6%
Improvements to concession assets (IFRIC 12)	499,974	828,734	65.8%
Total Revenues	1,685,356	2,379,637	41.2%
Operating income	820,131	1,123,113	36.9%
EBITDA	936,874	1,235,564	31.9%

Tijuana
Aeronautical services	546,561	679,541	24.3%
Non-aeronautical services	117,755	146,707	24.6%
Improvements to concession assets (IFRIC 12)	85,505	140,836	64.7%
Total Revenues	749,822	967,085	29.0%
Operating income	453,557	541,582	19.4%
EBITDA	527,490	643,005	21.9%

Los Cabos
Aeronautical services	629,476	823,011	30.7%
Non-aeronautical services	256,852	299,726	16.7%
Improvements to concession assets (IFRIC 12)	63,265	249,608	294.5%
Total Revenues	949,594	1,372,345	44.5%
Operating income	639,948	836,063	30.6%
EBITDA	712,588	916,513	28.6%

Puerto Vallarta
Aeronautical services	596,139	804,261	34.9%
Non-aeronautical services	127,934	158,232	23.7%
Improvements to concession assets (IFRIC 12)	199,303	403,557	102.5%
Total Revenues	923,376	1,366,050	47.9%
Operating income	557,296	718,247	28.9%
EBITDA	603,020	775,255	28.6%

Montego Bay
Aeronautical services	386,822	505,146	30.6%
Non-aeronautical services	153,952	198,700	29.1%
Improvements to concession assets (IFRIC 12)	34,808	15,189	(56.4%)
Total Revenues	575,582	719,035	24.9%
Operating income	244,395	310,620	27.1%
EBITDA	367,917	430,936	17.1%

Airport	1Q22	1Q23	Change
Guanajuato
Aeronautical services	160,220	213,890	33.5%
Non-aeronautical services	37,041	41,891	13.1%
Improvements to concession assets (IFRIC 12)	10,647	70,722	564.3%
Total Revenues	207,908	326,503	57.0%
Operating income	128,468	175,196	36.4%
EBITDA	148,455	198,017	33.4%

Hermosillo
Aeronautical services	92,890	116,585	25.5%
Non-aeronautical services	15,645	20,429	30.6%
Improvements to concession assets (IFRIC 12)	16,897	14,439	(14.5%)
Total Revenues	125,432	151,454	20.7%
Operating income	54,588	67,930	24.4%
EBITDA	75,709	92,087	21.6%

Others (1)
Aeronautical services	462,180	577,009	24.8%
Non-aeronautical services	93,804	106,664	13.7%
Improvements to concession assets (IFRIC 12)	80,055	117,658	47.0%
Total Revenues	636,041	801,331	26.0%
Operating income	156,444	191,745	22.6%
EBITDA	226,371	274,693	21.3%

Total
Aeronautical services	3,854,233	5,028,675	30.5%
Non-aeronautical services	1,008,420	1,214,023	20.4%
Improvements to concession assets (IFRIC 12)	990,454	1,840,743	85.8%
Total Revenues	5,853,107	8,083,440	38.1%
Operating income	3,054,825	3,964,496	29.8%
EBITDA	3,598,426	4,566,072	26.9%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of March 31 (in thousands of pesos):

	2022	2023	Change	%
Assets
Current assets
Cash and cash equivalents	16,899,886	18,890,873	1,990,987	11.8%
Trade accounts receivable - Net	1,837,038	2,126,433	289,395	15.8%
Other current assets	1,190,410	669,175	(521,235)	(43.8%)
Total current assets	19,927,334	21,686,481	1,759,147	8.8%

Advanced payments to suppliers	1,001,256	2,553,050	1,551,794	155.0%
Machinery, equipment and improvements to leased buildings - Net	3,292,806	3,794,895	502,089	15.2%
Improvements to concession assets - Net	16,531,959	22,497,261	5,965,302	36.1%
Airport concessions - Net	10,111,568	9,330,491	(781,077)	(7.7%)
Rights to use airport facilities - Net	1,190,057	1,116,660	(73,397)	(6.2%)
Deferred income taxes - Net	6,394,719	6,966,918	572,199	8.9%
Other non-current assets	460,405	613,683	153,278	33.3%
Total assets	58,910,104	68,559,439	9,649,335	16.4%

Liabilities
Current liabilities	6,161,952	6,544,718	382,766	6.2%
Long-term liabilities	30,578,051	40,036,766	9,458,715	30.9%
Total liabilities	36,740,003	46,581,483	9,841,480	26.8%

Stockholders' Equity
Common stock	170,381	8,197,536	8,027,155	4711.3%
Legal reserve	1,592,551	34,076	(1,558,475)	(97.9%)
Net income	2,291,596	2,520,701	229,105	10.0%
Retained earnings	13,925,092	9,187,596	(4,737,496)	(34.0%)
Reserve for share repurchase	5,531,292	2,499,473	(3,031,819)	(54.8%)
Repurchased shares	(3,499,510)	(1,999,987)	1,499,524	(42.8%)
Foreign currency translation reserve	872,719	183,429	(689,290)	(79.0%)
Remeasurements of employee benefit – Net	5,313	14,295	8,982	(169.1%)
Cash flow hedges- Net	121,421	147,796	26,375	(21.7%)
Total controlling interest	21,010,855	20,784,915	(225,939)	(1.1%)
Non-controlling interest	1,159,246	1,193,040	33,794	2.9%
Total stockholder's equity	22,170,101	21,977,955	(192,145)	(0.9%)

Total liabilities and stockholders' equity	58,910,104	68,559,439	9,649,335	16.4%

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

GRUPO AEROPORTUARIO DEL PACIFICO
	1Q22	1Q23	Change
Cash flows from operating activities:
Consolidated net income	2,327,450	2,565,232	10.2%

Postemployment benefit costs	8,605	11,214	30.3%
Allowance expected credit loss	(1,684)	16,874	(1102.0%)
Depreciation and amortization	564,533	618,071	9.5%
Loss on sale of machinery, equipment and improvements to leased assets	290	10	96.6%
Interest expense	475,407	820,331	72.6%
Provisions	7,487	5,824	(22.2%)
Income tax expense	543,489	838,542	54.3%
Unrealized exchange loss	(124,319)	(163,987)	31.9%
Net (gain) on derivative financial instruments	(6,765)	-	(100.0%)
	3,794,494	4,712,111	24.2%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(121,464)	206,463	(270.0%)
Recoverable tax on assets and other assets	125,736	105,397	(16.2%)
Increase (decrease)
Concession taxes payable	(37,490)	(5,510)	(85.3%)
Accounts payable	(192,770)	122,542	(163.6%)
Cash generated by operating activities	3,568,506	5,141,003	44.1%
Income taxes paid	(1,399,856)	(1,095,292)	(21.8%)
Net cash flows provided by operating activities	2,168,650	4,045,711	86.6%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(1,117,599)	(2,876,987)	157.4%
Cash flows from sales of machinery and equipment	107	568	430.8%
Other investment activities	(22,674)	11,491	(150.7%)
Net cash used by investment activities	(1,140,166)	(2,864,928)	151.3%

Cash flows from financing activities:
Bond certificates issued	5,000,000	5,400,000	8.0%
Bond certificates paid	(1,500,000)	-	(100.0%)
Bank loans paid	(3,878,004)	-	(100.0%)
Banks loans	3,872,783	1,000,000	(74.2%)
Repurchase of shares	(499,473)	-	(100.0%)
Interest paid	(360,255)	(774,273)	114.9%
Interest paid on lease	(1,194)	(1,248)	4.5%
Payments of obligations for leasing	(3,486)	(4,161)	19.4%
Net cash flows used in financing activities	2,630,371	5,620,318	113.7%

Effects of exchange rate changes on cash held	(91,845)	(281,692)	206.7%
Net increase (decrease) in cash and cash equivalents	3,567,010	6,519,409	82.8%
Cash and cash equivalents at beginning of the period	13,332,877	12,371,464	(7.2%)
Cash and cash equivalents at the end of the period	16,899,886	18,890,873	11.8%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	1Q22	1Q23	Change
Revenues
Aeronautical services	3,854,232	5,028,675	30.5%
Non-aeronautical services	1,167,912	1,470,883	25.9%
Improvements to concession assets (IFRIC-12)	990,454	1,840,362	85.8%
Total revenues	6,012,598	8,339,920	38.7%

Operating costs
Costs of services:	753,524	966,638	28.3%
Employee costs	288,518	396,934	37.6%
Maintenance	125,030	145,667	16.5%
Safety, security & insurance	126,174	167,478	32.7%
Utilities	96,081	104,251	8.5%
Other operating expenses	117,721	152,308	29.4%

Technical assistance fees	174,146	222,238	27.6%
Concession taxes	399,766	609,394	52.4%
Depreciation and amortization	564,533	618,071	9.5%
Cost of improvements to concession assets (IFRIC-12)	990,454	1,840,362	85.8%
Other (income)	(13,711)	5,144	(137.5%)
Total operating costs	2,868,712	4,261,847	48.6%
Income from operations	3,143,885	4,078,073	29.7%
Financial Result	(272,946)	(674,299)	147.0%
Income before income taxes	2,870,940	3,403,774	18.6%
Income taxes	(543,489)	(838,542)	54.3%
Net income	2,327,452	2,565,232	10.2%
Currency translation effect	(178,331)	(432,775)	142.7%
Cash flow hedges, net of income tax	91,752	17,173	(81.3%)
Remeasurements of employee benefit – net income tax	102	281	(175.5%)
Comprehensive income	2,240,974	2,149,911	(4.1%)
Non-controlling interest	(19,026)	(3,861)	(79.7%)
Comprehensive income attributable to controlling interest	2,221,948	2,146,050	(3.4%)

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2022	170,381	1,592,551	5,531,292	(3,000,036)	13,925,091	1,069,102	19,288,380	1,140,220	20,428,600
Repurchased share	-	-	-	(499,475)	-	-	(499,475)	-	(499,475)
Comprehensive income:
Net income	-	-	-	-	2,291,596	-	2,291,596	35,854	2,327,451
Foreign currency translation reserve	-	-	-	-	-	(161,503)	(161,503)	(16,828)	(178,331)
Remeasurements of employee benefit – Net	-	-	-	-	-	102	102	-	102
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	91,752	91,752	-	91,752
Balance as of March 31, 2022	170,381	1,592,551	5,531,292	(3,499,510)	16,216,687	999,453	21,010,853	1,159,246	22,170,101

Balance as of January 1, 2023	8,197,536	34,076	2,499,473	(1,999,987)	9,187,597	720,171	18,638,866	1,189,179	19,828,045
Comprehensive income:
Net income	-	-	-	-	2,520,701	-	2,520,701	44,532	2,565,233
Foreign currency translation reserve	-	-	-	-	-	(392,104)	(392,104)	(40,671)	(432,775)
Remeasurements of employee benefit – Net	-	-	-	-	-	281	281	-	281
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	17,173	17,173	-	17,173
Balance as of March 31, 2023	8,197,536	34,076	2,499,473	(1,999,987)	11,708,298	345,521	20,784,915	1,193,040	21,977,955

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue to be prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	1Q22	1Q23	Change
Total passengers	12,581.4	15,593.0	23.9%
Total cargo volume (in WLUs)	626.8	632.4	0.9%
Total WLUs	13,208.2	16,225.4	22.8%

Aeronautical & non aeronautical services per passenger (pesos)	399.2	416.8	4.4%
Aeronautical services per WLU (pesos)	291.8	309.9	6.2%
Non aeronautical services per passenger (pesos)	92.8	94.3	1.6%
Cost of services per WLU (pesos)	57.0	59.6	4.4%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 17, 2023	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer